EXHIBIT 99.1

News Release dated July 24, 2019, Suncor Energy reports second quarter 2019 results

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports second quarter 2019 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working-interest basis, before royalties, except for Libya, which is on an entitlement basis. Certain financial measures referred to in this news release (funds from operations, operating earnings, Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor Energy Inc.’s (Suncor or the company) interests in Fort Hills and Syncrude.

Calgary, Alberta (July 24, 2019) – “This quarter, we delivered $3.0 billion in funds from operations, a new second quarter record, and $1.3 billion of operating earnings due to our team delivering solid operating performance while taking full advantage of our flexibility to maximize our cash flow, despite the impact of curtailments,” said Mark Little, president and chief executive officer. “Strong cash flow generation and our commitment to capital discipline allowed us to return value to our shareholders through $658 million in dividends and $552 million in share repurchases while, at the same time, strengthening our balance sheet.”

•                  Funds from operations were $3.005 billion ($1.92 per common share) in the second quarter of 2019, compared to $2.862 billion ($1.75 per common share) in the prior year quarter, an increase of 10% per common share.

•                  Cash flow provided by operating activities, which includes changes in non-cash working capital, was $3.433 billion ($2.19 per common share) in the second quarter of 2019, compared to $2.446 billion ($1.50 per common share) in the prior year quarter.

•                  Net earnings were $2.729 billion ($1.74 per common share) in the second quarter of 2019, compared to $972 million ($0.60 per common share) in the prior year quarter and included a one-time deferred income tax recovery of $1.116 billion ($0.71 per common share) to reflect the staged reduction of Alberta’s corporate income tax rate from 12% to 8% over the next four years.

•                  Operating earnings were $1.253 billion ($0.80 per common share), compared to operating earnings of $1.190 billion ($0.73 per common share) in the prior year quarter, an increase of 10% per common share.

•                  Total Oil Sands production during the second quarter of 2019 increased to 692,200 barrels per day (bbls/d), from 547,600 bbls/d in the prior year quarter. Despite being limited by production curtailments, Oil Sands achieved a new second quarter production record, with the increase due to improved Oil Sands utilization and an increase in Fort Hills production. Fort Hills production was 89,300 bbls/d, compared to 70,900 bbls/d in the prior year quarter.

•                  Refining and Marketing (R&M) delivered strong financial results, despite the impact of planned maintenance in the quarter, due to improved refining margins and higher crude throughput.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Quarterly funds from operations were $932 million and operating earnings were $677 million, compared to $892 million and $671 million, respectively, in the prior year quarter.

•                  Exploration and Production (E&P) had 111,700 bbls/d of production in the second quarter, including improved Hebron production of 23,600 bbls/d, following the completion of the sixth production well during the quarter.

•                  During the second quarter of 2019, the company issued $750 million of 3.10% senior unsecured medium term notes and repaid $1.3 billion of short-term debt and US$140 million of maturing higher interest long-term debt, further improving the company’s liquidity and balance sheet flexibility.

•                  The company paid $658 million in dividends and repurchased $552 million of its common shares during the quarter.

Financial Results

Operating Earnings

Suncor’s second quarter 2019 operating earnings were $1.253 billion ($0.80 per common share), compared to $1.190 billion ($0.73 per common share) in the prior year quarter. The increase in operating earnings was primarily related to higher overall crude production and refinery crude throughput due to a less intensive, planned maintenance program at both Oil Sands and R&M, as compared to the prior year quarter. In addition, improved reliability at Syncrude and the ramp up of Fort Hills and Hebron production throughout 2018 further increased crude output during the second quarter of 2019, which was only partially offset by a decrease in production associated with the Alberta government’s mandatory production curtailments. Other positive factors influencing operating earnings in the second quarter of 2019 were the impact of a weaker Canadian dollar on U.S. dollar denominated sales and improved refining margins.

Second quarter 2019 operating earnings were negatively impacted by lower WTI and Brent benchmark crude prices, an unfavourable first-in, first-out and intercompany inventory change, and an increase in royalties, operating and transportation expenses, consistent with the increase in production. In addition, depreciation, depletion and amortization (DD&A) expenses were higher than the prior year quarter, due primarily to the staged commissioning of Fort Hills in 2018 and the increase in depreciation associated with the transition to IFRS 16 Leases. Exploration expenses increased due to non-commercial drilling results off the east coast of Canada and in the United Kingdom North Sea.

Net Earnings

Net earnings were $2.729 billion ($1.74 per common share) in the second quarter of 2019, compared to net earnings of $972 million ($0.60 per common share) in the prior year quarter. In addition to the factors impacting operating earnings discussed above, net earnings for the second quarter of 2019 included a one-time deferred income tax recovery of $1.116 billion associated with a staged reduction to the Alberta corporate income tax rate of 1% each year from 2019 to 2022, an after-tax gain of $139 million on the sale of the company’s interest in Canbriam Energy Inc. (Canbriam) and a $221 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt. Net earnings in the prior year quarter included an unrealized after-tax foreign exchange loss of $218 million on the revaluation of U.S. dollar denominated debt.

Funds from Operations and Cash Flow Provided By Operating Activities

Funds from operations were $3.005 billion ($1.92 per common share) in the second quarter of 2019, compared to $2.862 billion ($1.75 per common share) in the second quarter of 2018, and were influenced by the same factors impacting operating earnings noted above, excluding the impact of DD&A and exploration expenses.

Cash flow provided by operating activities was $3.433 billion ($2.19 per common share) for the second quarter of 2019, compared to $2.446 billion ($1.50 per common share) for the second quarter of 2018. In addition to the items noted in funds from operations, cash flow provided by operating activities was further impacted by a source of cash associated with the company’s working capital balances in the second quarter of 2019, as compared to a use of cash in the prior year quarter.

Operating Results

Suncor’s total upstream production was 803,900 barrels of oil equivalent per day (boe/d) during the second quarter of 2019, compared to 661,700 boe/d in the prior year quarter, marking a second quarter production record. The increase was primarily due to lower planned Oil Sands maintenance, improved reliability at Syncrude and the ramp up of Fort Hills and Hebron production throughout 2018, partially offset by the impact of mandatory production curtailments in the province of Alberta, which began January 1, 2019.

During the second quarter of 2019, the company was able to leverage its broad asset base and operational flexibility to maximize the value of its allotted barrels under the mandatory curtailment program, focusing on higher value synthetic crude oil (SCO) production and helping to mitigate the impact of planned maintenance activities through the transfer of curtailment allotment among the company’s assets. In addition, solid asset reliability and availability allowed the company to purchase 24,000 bbls/d of additional curtailment bitumen volumes from third parties, net of curtailment sales.

“Suncor’s upstream assets produced more than 800,000 bbls/d of crude oil during the second quarter of 2019, marking a new second quarter production record, while planned maintenance was completed at many of our Oil Sands assets in the quarter,” said Little. “In addition, the team was able to create significant value by opportunistically shifting production among our assets through this period of curtailment – another great example of the benefits that come from having a broad and flexible asset base.”

Oil Sands operations production was 414,200 bbls/d in the second quarter of 2019, compared to 358,900 bbls/d in the prior year quarter. The increase in production was primarily SCO and resulted from a decrease in planned upgrader maintenance. Oil Sands operations upgrader reliability improved to 86% in the second quarter of 2019, compared to 69% in the prior year quarter. Production of non-upgraded bitumen from the company’s In Situ assets was relatively flat quarter-over-quarter at 118,700 bbls/d during the second quarter of 2019, compared to 121,000 bbls/d in the prior year quarter, and continued to be impacted by mandatory production curtailment as the company favoured the production of higher value SCO barrels, in addition to the completion of major maintenance at Firebag. In addition, overall Oil Sands operations production was reduced by the yield loss associated with upgrading bitumen to SCO.

Oil Sands operations cash operating costs per barrel were $27.80 in the second quarter of 2019, compared to $28.65 in the prior year quarter, with both periods reflecting the impact of planned maintenance. The decrease in Oil Sands operations cash operating costs per barrel was due to the increase in production being partially offset by higher operating, selling and general costs and was further impacted by the yield loss associated with the increase in higher value SCO production. Total Oil Sands operations cash operating costs were $1.051 billion, compared to $940 million in the prior year quarter, due primarily to an increase in commodity consumption costs and higher ore preparation costs, partially offset by a decrease in natural gas prices.

Suncor’s share of production from Fort Hills averaged 89,300 bbls/d in the second quarter of 2019 compared to 70,900 bbls/d in the prior year quarter, with the increase in production attributed to the ramp up of operations throughout 2018. The increase in production was partially offset by mandatory production curtailments, which the company limited the effect of through purchasing 6,500 bbls/d of curtailment credits from third-parties. Fort Hills cash operating costs per barrel were $22.50 in the second quarter of 2019, compared to $28.55 in the prior year quarter, with the improvement primarily attributed to the increase in production. Total Fort Hills cash operating costs were consistent at $183 million, compared to $185 million in the prior year quarter, despite the increase in production.

Suncor’s share of Syncrude production was 188,700 bbls/d in the second quarter of 2019, compared to 117,800 bbls/d in the prior year quarter. The increase in production was primarily due to improved reliability at Syncrude due to the prior year quarter being impacted by extended planned maintenance and a power disruption. Production increases were partially offset by the impact of mandatory production curtailments, which Suncor and the other Syncrude partners helped to mitigate by allocating a portion of their curtailment allotment to Syncrude, on an opportunistic basis. In addition, Syncrude purchased other third-party curtailment allotments. The total curtailment credits received at Syncrude resulted in an estimated increase in SCO production of 21,000 bbls/d. Upgrader utilization at Syncrude improved to 93% in the second quarter of 2019, compared to 58% in the prior year quarter.

Syncrude cash operating costs per barrel were $34.90 in the second quarter of 2019, a decrease from $56.25 in the prior year quarter, due primarily to the increase in production. Total Syncrude cash operating costs were $599 million in the second quarter of 2019 and were comparable to $603 million in the prior year quarter.

Production volumes at E&P were 111,700 boe/d in the second quarter of 2019, compared to 114,100 boe/d in the prior year quarter. Increased production from Hebron and Oda, which began production in the first quarter of 2019, nearly offset natural declines in the United Kingdom, the continued staged return of White Rose towards full operations and the completion of planned maintenance at Terra Nova.

Refinery crude throughput was 399,100 bbls/d and refinery utilization was 86% in the second quarter of 2019, compared to 344,100 bbls/d and a utilization rate of 74% in the prior year quarter. Both periods were impacted by major planned maintenance, however, the maintenance completed in the current period had a less significant impact on production when compared to the second quarter of 2018, which included the first full turnaround of the Edmonton refinery, as well as additional turnaround activities at the company’s other three refineries. Planned maintenance completed in the second quarter of 2019 included turnaround activities at the Sarnia and Montreal refineries, as well as major maintenance at the Edmonton and Commerce City refineries. Refined product sales increased in the second quarter of 2019 to 508,100 bbls/d, compared to 500,000 bbls/d in the prior year quarter, with the increase due to higher refinery crude throughput in the second quarter of 2019 and the associated increase in refined product availability. The prior period quarter included a significant draw of product inventory that was built up in advance of the planned turnaround of the entire Edmonton refinery in the second quarter of 2018.

Strategy Update

Suncor’s 2019 capital program is focused on the enhancement and optimization of the company’s operating asset performance, safety and reliability, including projects focused on delivering increased earnings and funds from operations through further cost savings and structural margin improvements. In addition, the company is developing step-out opportunities and asset extensions within its offshore business in the E&P segment.

Excluding capitalized interest, the company incurred $1.336 billion in capital expenditures in the second quarter of 2019, a decrease from $1.737 billion in the prior year quarter. The decrease was due primarily to lower planned maintenance and turnaround capital due to the completion of a more significant planned maintenance program at both Oil Sands and R&M in the prior year quarter, as well as the decrease in capital associated with the staged completion and commissioning of the Fort Hills extraction plants in the first half of 2018.

Drilling activity at Hebron is ongoing and production continues to ramp up. Other E&P activity in the second quarter included development drilling at Hibernia, White Rose, Buzzard and Terra Nova, and development work on Fenja and the West White Rose Project.

During the second quarter of 2019, the company sanctioned the Terra Nova asset life extension. The project is expected to extend the life of Terra Nova by approximately a decade and is planned for execution in 2020. The company’s previously issued 2019 capital guidance included development spending associated with this project.

In the second quarter of 2019, Suncor sold its 37% interest in Canbriam for total proceeds and an equivalent gain of $151 million ($139 million after-tax), which the company had acquired in the first quarter of 2018. In addition, Suncor sold land and several related natural gas wells held in northeast British Columbia to Canbriam for proceeds of $24 million, with this transaction closing early in the third quarter of 2019.

During the second quarter of 2019, the company issued $750 million of 3.10% senior unsecured medium term notes due in 2029. Also in the quarter, the company reduced its short-term debt balance by $1.281 billion and repaid US$140 million of maturing long-term debt, further improving the company’s balance sheet flexibility.

In the second quarter of 2019, the company repurchased $552 million of its own shares for cancellation under the company’s normal course issuer bid, and returned $658 million of cash to shareholders through dividends.

“Through our integrated model and focus on operational excellence, capital discipline and sustainability, we are well positioned for the future and continue to deliver increased returns to our shareholders,” said Little. “We will continue to optimize and enhance our business through leveraging the talent of our people, a continued focus on innovation and the integration of advanced digital technology. To accelerate these efforts, we have assembled some of our most senior leaders into a dedicated project team to guide Suncor through the next phase of the company’s evolution.”

Operating Earnings Reconciliation(1)

	Three months ended June 30		Six months ended June 30
($ millions)	2019	2018	2019	2018
Net earnings	2 729	972	4 199	1 761
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(221)	218	(482)	547
Impact of income tax rate adjustment on deferred taxes(2)	(1 116)	—	(1 116)	—
Gain on significant disposal(3)	(139)	—	(139)	(133)
Operating earnings(1)	1 253	1 190	2 462	2 175

(1)                                  Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures section of this news release.

(2)                                  In the second quarter of 2019, the company recorded a $1.116 billion deferred income tax recovery associated with the Government of Alberta’s substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8% over the next four years.

(3)                                  In the second quarter of 2019, Suncor sold its 37% interest in Canbriam for total proceeds and an equivalent gain of $151 million ($139 million after tax), which had previously been written down to nil in the fourth quarter of 2018 following the company’s assessment of forward natural gas prices and the impact on estimated future cash flows. The equity interest in Canbriam was acquired during the first quarter of 2018 in exchange for the company’s mineral landholdings in northeast British Columbia, at which time a gain of $133 million after-tax was recorded on the transaction.

Corporate Guidance

Suncor has revised its full year outlook range for capital expenditures to $4.9 – $5.4 billion, down from $4.9 – $5.6 billion to reflect the company’s continued focus on capital discipline, and Syncrude cash operating costs per barrel have been increased to $36.50 – $39.50 from $33.50 – $36.50 due to additional costs associated with driving sustained reliability improvements at Syncrude. In addition, the company has updated its key refining benchmark crack spread to New York Harbor 2-1-1 crack, from New York Harbor 3-2-1 crack, which better reflects the approximate composition of Suncor’s overall refined product mix. No other changes have been made to Suncor’s guidance at this time. For further details and advisories regarding Suncor’s 2019 corporate guidance, see suncor.com/guidance.

Non-GAAP Financial Measures

Operating earnings is defined in the Non-GAAP Financial Measures Advisory section of Suncor’s management’s discussion and analysis dated July 24, 2019 (the MD&A) and reconciled to the most directly comparable GAAP measure above and in the Consolidated Financial Information and Segment Results and Analysis sections of the MD&A. Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the MD&A and reconciled to the most directly comparable GAAP measures in the Segment Results and Analysis section of the MD&A. Funds from operations is defined and reconciled to the most directly comparable GAAP measure in the Non-GAAP Financial Measures Advisory section of the MD&A. These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity and it may be useful to investors on the same basis. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: Suncor’s 2019 capital program will focus on the enhancement and optimization of the company’s operating asset performance, safety and reliability, including projects focused on delivering increased earnings and funds from operations through further cost savings and structural margin improvements and that the company is developing step-out opportunities and asset extensions; statements about the Terra Nova asset life extension, including the expectation that the project will extend the life of Terra Nova by approximately a decade and the timing of the project’s execution; the belief that Suncor’s integrated model and focus on operational excellence, capital discipline and sustainability position Suncor well for the future and enable Suncor to continue to deliver increased returns to its shareholders; the belief that Suncor will continue to optimize and enhance its business through leveraging the talent of its people, a continued focus on innovation and the integration of advanced digital technology; expectations about Suncor’s dedicated project team, including that it will guide Suncor through the next phase of the company’s evolution; and Suncor’s full year outlook range on capital expenditures and Syncrude cash operating costs per barrel and business environment outlook assumptions for New York Harbor 2-1-1 crack.  In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated February 28, 2019, the MD&A, and other documents Suncor files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com, follow us on Twitter @Suncor or together.suncor.com

A full copy of Suncor’s second quarter 2019 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at  suncor.com/investor-centre/financial-reports.

Suncor’s updated Investor Relations presentation and the R&M Supplemental Information presentation are available online, visit suncor.com/investor-centre.

To listen to the webcast discussing Suncor’s second quarter results, visit suncor.com/webcasts.

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